UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-38431

iQIYI, Inc.

3/F, iQIYI Youth Center Yoolee Plaza,

No. 21, North Road of Workers’ Stadium, Chaoyang District Beijing, 100027

People’s Republic of China

Tel: +86 10 6267-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Exhibits 1.1 and 5.1 to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of iQIYI, Inc.(File No. 333-251359) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit 1.1 — Underwriting Agreement

Exhibit 5.1 — Opinion of Walkers (Hong Kong) regarding the validity of the Class A ordinary shares being registered

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQIYI, Inc.

By:	/s/ Jun Wang
Name :	Jun Wang
Title :	Chief Financial Officer

Date: January 18, 2023